Exhibit 99.1

Vedanta Limited

CIN no. L13209MH1965PLC291394

Regd. Office: Vedanta Limited 1st Floor, ‘C’ wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East),

Mumbai–400093, Maharashtra

STATEMENT OF AUDITED CONSOLIDATED RESULTS FOR THE QUARTER AND YEAR ENDED MARCH 31, 2020

		(₹ in Crore except as stated)

		Quarter ended				Year ended
S. No.	Particulars	31.03.2020 (Audited) (Refer note 2)	31.12.2019 (Unaudited)		31.03.2019 (Audited) (Refer note 2)	31.03.2020 (Audited)	31.03.2019 (Audited)
1	Revenue from operations (Refer note 8)	19,513	21,126		23,092	83,545	90,901
2	Other operating income	242	234		376	902	1,147
3	Other income	627	647		1,628	2,510	4,018

	Total Income	20,382	22,007		25,096	86,957	96,066

4	Expenses
a)	Cost of materials consumed	5,419	5,244		6,538	21,261	25,490
b)	Purchases of stock-in-trade	20	205		6	225	588
c)	Changes in inventories of finished goods, work-in-progress and stock-in-trade	199	(469)		222	1,017	72
d)	Power & fuel charges	3,313	3,690		4,334	16,392	18,144
e)	Employee benefits expense	487	728		768	2,672	3,023
f)	Finance costs	1,064	1,232		1,401	4,977	5,689
g)	Depreciation, depletion and amortization expense	2,252	2,291		2,258	9,093	8,192
h)	Other expenses	5,765	5,448		5,465	22,193	21,628

5	Total expenses	18,519	18,369		20,992	77,830	82,826

6	Profit before exceptional items and tax	1,863	3,638		4,104	9,127	13,240

7	Net exceptional (loss) /gain (Refer note 4)	(17,132)	168		—	(17,386)	320

8	(Loss) / Profit before tax	(15,269)	3,806		4,104	(8,259)	13,560

9	Tax (benefit)/ expense
	On other than exceptional items
a)	Net Current tax expense	320	515		679	1,788	2,677
b)	Net Deferred tax expense / (benefit) (Refer note 11)	1,317	567		207	(484)	1,073
c)	Deferred tax on intra group profit distribution	1,701	—		—	1,701	—
	On Exceptional items
a)	Net Deferred tax (benefit) /expense (Refer note 4)	(6,524)	59		—	(6,521)	112

	Net tax (benefit) /expense:	(3,186)	1,141		886	(3,516)	3,862

10	(Loss) / Profit after tax before share in profit / (loss) of jointly controlled entities and associates and non-controlling interests	(12,083)	2,665		3,218	(4,743)	9,698

11	Add: Share in profit / (loss) of jointly controlled entities and associates	0	0		0	(1)	0

12	(Loss) / Profit after share in profit / (loss) of jointly controlled entities and associates (a)	(12,083)	2,665		3,218	(4,744)	9,698

13	Other Comprehensive Income/ (loss)
i.	(a) Items that will not be reclassified to profit or loss	(96)	(36)		(48)	(284)	(85)
	(b) Tax benefit on items that will not be reclassified to profit or loss	23	6		5	71	25
ii.	(a) Items that will be reclassified to profit or loss	(73)	539		(389)	927	516
	(b) Tax benefit on items that will be reclassified to profit or loss	28	15		33	2	1

	Total Other Comprehensive (Loss) / Income (b)	(118)	524		(399)	716	457

14	Total Comprehensive (Loss) / Income (a + b)	(12,201)	3,189		2,819	(4,028)	10,155

15	Profit/ (loss) attributable to:

a)	Owners of Vedanta Limited	(12,521)	2,348		2,615	(6,664)	7,065
b)	Non-controlling interests	438	317		603	1,920	2,633

16	Other Comprehensive Income/ (Loss) attributable to :

a)	Owners of Vedanta Limited	0	488		(379)	839	585
b)	Non-controlling interests	(118)	36		(20)	(123)	(128)

17	Total comprehensive Income/ (loss) attributable to:

a)	Owners of Vedanta Limited	(12,521)	2,836		2,236	(5,825)	7,650
b)	Non-controlling interests	320	353		583	1,797	2,505

18	Net (Loss) / profit after taxes, non-controlling interests and share in (loss)/ profit of jointly controlled entities and associates but before exceptional items	(1,914)	2,239		2,615	3,993	6,857

19	Paid-up equity share capital (Face value of ₹1 each)	372	372		372	372	372
20	Reserves excluding Revaluation Reserves as per balance sheet					54,263	61,925
21	Earnings / (Loss) per share (₹) (*not annualised)
	-Basic	(33.82)*	6.34	*	7.06 *	(18.00)	19.07
	-Diluted	(33.82)*	6.31	*	7.04 *	(18.00)	18.98

		(₹ in Crore except as stated)

		Quarter ended			Year ended
S. No.	Segment Information	31.03.2020 (Audited) (Refer note 2)	31.12.2019 (Unaudited)	31.03.2019 (Audited) (Refer note 2)	31.03.2020 (Audited)	31.03.2019 (Audited)
1	Segment Revenue
a)	Zinc, Lead and Silver
	(i) Zinc & Lead - India	3,692	3,908	4,610	15,715	18,088
	(ii) Silver - India	601	692	744	2,444	2,568

	Total	4,293	4,600	5,354	18,159	20,656
b)	Zinc - International	733	681	1,002	3,128	2,738
c)	Oil & Gas (Refer note 8)	2,404	3,930	3,175	12,661	13,223
d)	Aluminium	6,378	6,789	6,547	26,577	29,229
e)	Copper	2,256	1,835	2,803	9,053	10,739
f)	Iron Ore	1,073	836	853	3,463	2,911
g)	Power	1,204	1,307	1,593	5,860	6,524
h)	Others	1,224	1,182	1,783	4,782	5,023

	Total	19,565	21,160	23,110	83,683	91,043

Less: Inter Segment Revenue		52	34	18	138	142

	Revenue from operations	19,513	21,126	23,092	83,545	90,901

2	Segment Results
	[ (Loss) / Profit before tax and interest]
a)	Zinc, Lead and Silver
	(i) Zinc & Lead - India	887	1,068	1,586	4,322	6,512
	(ii) Silver - India	516	613	638	2,126	2,207

	Total	1,403	1,681	2,224	6,448	8,719
b)	Zinc - International	(212)	(32)	233	(253)	269
c)	Oil & Gas	200	2,075	1,183	4,557	5,164
d)	Aluminium	667	335	(123)	175	399
e)	Copper	(124)	(114)	(122)	(509)	(438)
f)	Iron Ore	317	192	208	777	474
g)	Power	301	209	197	979	832
h)	Others	92	(52)	319	(1)	584

	Total	2,644	4,294	4,119	12,173	16,003

Less: Finance costs		1,064	1,232	1,401	4,977	5,689
Add: Other unallocable income net off expenses		283	576	1,386	1,931	2,926

	Profit before exceptional items and tax	1,863	3,638	4,104	9,127	13,240

Add: Net exceptional (loss) /gain (Refer note 4)		(17,132)	168	—	(17,386)	320

	(Loss) / Profit before tax	(15,269)	3,806	4,104	(8,259)	13,560

3	Segment assets
a)	Zinc, Lead and Silver - India	21,989	21,322	19,884	21,989	19,884
b)	Zinc - International	5,175	6,498	6,034	5,175	6,034
c)	Oil & Gas (Refer note 4)	15,474	28,497	28,519	15,474	28,519
d)	Aluminium	55,876	55,867	58,422	55,876	58,422
e)	Copper	6,867	7,332	8,347	6,867	8,347
f)	Iron Ore	2,738	3,122	3,122	2,738	3,122
g)	Power	18,712	18,802	19,573	18,712	19,573
h)	Others	8,087	8,177	8,844	8,087	8,844
i)	Unallocated	48,704	43,350	49,298	48,704	49,298

	Total	183,622	192,967	202,043	183,622	202,043

4	Segment liabilities
a)	Zinc, Lead and Silver - India	5,996	4,639	6,155	5,996	6,155
b)	Zinc - International	1,226	1,156	1,361	1,226	1,361
c)	Oil & Gas	10,206	7,347	9,851	10,206	9,851
d)	Aluminium	20,811	22,118	23,062	20,811	23,062
e)	Copper	4,599	3,113	4,163	4,599	4,163
f)	Iron Ore	1,268	1,202	1,367	1,268	1,367
g)	Power	1,942	1,996	2,045	1,942	2,045
h)	Others	1,574	1,419	1,463	1,574	1,463
i)	Unallocated	64,253	64,293	75,052	64,253	75,052

	Total	111,875	107,283	124,519	111,875	124,519

The main business segments are

(a) Zinc which consists of mining of ore, manufacturing of zinc and lead ingots and silver, both from own mining and purchased concentrate

(b) Oil & Gas which consists of exploration, development and production of oil and gas

(c) Aluminium which consist of mining of bauxite and manufacturing of alumina and various aluminium products

(d) Copper which consist of mining of copper concentrate, manufacturing of copper cathode, continuous cast copper rod, anode slime from purchased concentrate and manufacturing of precious metal from anode slime, sulphuric acid, phosphoric acid (Refer note 9)

(e) Iron ore which consists of mining of ore and manufacturing of pig iron and metallurgical coke

(f) Power excluding captive power but including power facilities predominantly engaged in generation and sale of commercial power and

(g) Other business segment comprises of port/berth, glass substrate and steel. The assets and liabilities that cannot be allocated between the segments are shown as unallocated assets and liabilities, respectively.

Additional intra segment information of revenues and results for the Zinc, Lead and Silver segment have been provided to enhance understanding of segment business.

Consolidated Balance Sheet			(₹ in Crore)

		As at	As at
Particulars		31.03.2020	31.03.2019
		(Audited)	(Audited)
A	ASSETS
1	Non-current assets
	(a) Property, Plant and Equipment	88,022	95,515
	(b) Capital work-in-progress	16,837	22,236
	(c) Intangible assets	882	882
	(d) Exploration intangible assets under development	1,748	2,723
	(e) Financial assets
	(i) Investments	95	4,891
	(ii) Trade receivables	3,111	3,688
	(iii) Loans	17	20
	(iv) Derivatives	3	—
	(v) Others	2,523	1,083
	(f) Deferred tax assets (net)	6,889	3,475
	(g) Income tax assets (net)	2,645	3,484
	(h) Other non-current assets	3,330	4,218

	Total Non-current assets	126,102	142,215

2	Current assets
	(a) Inventories	11,335	13,198
	(b) Financial Assets
	(i) Investments	24,658	28,174
	(ii) Trade receivables	2,697	3,982
	(iii) Cash and cash equivalents	5,117	7,289
	(iv) Other bank balances	7,385	1,080
	(v) Loans	85	82
	(vi) Derivatives	692	78
	(vii) Others	2,406	2,482
	(c) Income tax assets (net)	7	8
	(d) Other current assets	3,138	3,455

	Total Current assets	57,520	59,828

	Total assets	183,622	202,043

B	EQUITY AND LIABILITIES
1	Equity
	Equity Share Capital	372	372
	Other Equity	54,263	61,925

	Equity attributable to owners of Vedanta Limited	54,635	62,297
2	Non-controlling interests	17,112	15,227

	Total Equity	71,747	77,524

	Liabilities
3	Non-current liabilities
	(a) Financial liabilities
	(i) Borrowings	36,724	34,721
	(ii) Derivatives	45	99
	(iii) Other financial liabilities	1,501	1,569
	(b) Provisions	2,828	2,596
	(c) Deferred tax liabilities (net)	2,885	4,484
	(d) Other non-current liabilities	4,570	4,409

	Total Non-current liabilities	48,553	47,878

4	Current liabilities
	(a) Financial liabilities
	(i) Borrowings	13,076	22,982
	(ii) Trade payables	16,972	17,352
	(iii) Derivatives	96	451
	(iv) Other financial liabilities	21,162	22,288
	(b) Provisions	355	387
	(c) Income tax liabilities (net)	188	409
	(d) Other current liabilities	11,473	12,772

		63,322	76,641

	Total Equity and Liabilities	183,622	202,043

		(₹ in Crore)
Vedanta Limited
Consolidated statement of cash flows for the year ended March 31, 2020
Particulars	Year ended March 31, 2020 (Audited)	Year ended March 31, 2019 (Audited)
CASH FLOWS FROM OPERATING ACTIVITIES
(Loss)/ Profit before taxation	(8,259)	13,560
Adjustments for:
Depreciation, depletion and amortisation	9,152	8,220
Impairment charge/(reversal)	17,080	(261)
Other exceptional items	306	(59)
Provision for doubtful debts/ advance/ bad debts written off	121	—
Exploration costs written off	3	50
Fair Value gain on financial assets held at fair value through profit or loss	(558)	(1,988)
Loss on sale/ discard of property, plant and equipment (net)	56	68
Foreign exchange loss (net)	317	512
Unwinding of discount	96	93
Share based payment expense	72	81
Interest and dividend Income	(1,683)	(1,447)
Interest expenses	4,874	5,593
Deferred government grant	(205)	(183)

Changes in assets and liabilities
Decrease/(increase) in trade and other receivables	462	(2,690)
Decrease/(increase) in inventories	1,990	(418)
(Decrease)/ increase in trade and other payable	(3,391)	5,236

Cash generated from operation	20,433	26,367
Income taxes paid (net)	(1,135)	(2,613)

Net cash generated from operating activities	19,298	23,754

CASH FLOWS FROM INVESTING ACTIVITIES
Consideration paid for business acquisition (net of cash and cash equivalents acquired)	(33)	(5,075)
Purchases of property, plant and equipment (including intangibles)	(7,814)	(8,942)
Proceeds from sale of property, plant and equipment	145	125
Short-term deposits made	(11,190)	(1,926)
Proceeds from redemption of short-term deposits	4,564	4,406
Short term investments made	(98,358)	(81,523)
Proceeds from sale of short term investments	103,339	83,362
Interest received	830	884
Dividends received	18	30
Payment made to Site Restoration fund	(37)	(55)
Proceeds on liquidation of structured investments	3,077	—
Payment towards Structured Investments	(435)	(1,816)

Net cash (used in) investing activities	(5,894)	(10,530)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of short term borrowings (net)	(11,264)	(626)
Proceeds from current borrowings	4,473	4,429
Repayment of current borrowings	(4,397)	(3,179)
Proceeds from long-term borrowings	11,826	16,835
Repayment of long-term borrowings	(8,996)	(9,760)
Interest paid	(5,322)	(6,009)
Payment of dividends to equity holders of the parent, including dividend distribution tax	(1,444)	(8,076)
Payment of dividends to non-controlling interests, including dividend distribution tax	—	(3,716)
Exercise of Stock Options	0	4
Purchase of Treasury Shares for Stock options	—	(144)
Payment for acquiring non-controlling interest	(107)	—
Payment of lease liabilities	(316)	—

Net cash (used in) financing activities	(15,547)	(10,242)

Effect of exchange rate changes on cash and cash equivalents	(31)	(64)

Net (decrease)/ increase in cash and cash equivalents	(2,174)	2,918

Cash and cash equivalents at the beginning of the year	7,385	4,467

Cash and cash equivalents at end of the year	5,211	7,385

Notes:

1. The figures in brackets indicate outflows

2. The above cash flow has been prepared under the “Indirect Method” as set out in Indian Accounting Standard (Ind AS) 7— statement of cash flows

Notes:-

1	The above consolidated results of Vedanta Limited (“the Company”) and its subsidiaries, jointly controlled entities, and associates for the quarter and year ended March 31, 2020 have been reviewed by the Audit Committee and approved by the Board of Directors in their respective meeting held on June 06, 2020.

2	These results have been prepared on the basis of the consolidated audited financial statements for the year ended March 31, 2020 and the consolidated interim financial results for the quarter and nine months ended December 31, 2019, which are prepared in accordance with the Ind AS notified under the Companies (Indian Accounting Standards) Rules 2015. The figures of the last quarter are the balancing figures between audited figures for the full financial year and unaudited year to date figures up to the third quarter of the respective financial year.

3	The Board of Directors of the Company through resolution passed by circulation on February 27, 2020 have approved first interim dividend of ₹ 3.9 per equity share i.e. 390% on face value of Re. 1/- per share for the year ended March 31, 2020.

4	Exceptional items comprises of the following:

				(₹ in Crore)
Particulars	Quarter ended			Year ended
	31.03.2020 (Audited) (Refer note 2)	31.12.2019 (Unaudited)	31.03.2019 (Audited) (Refer note 2)	31.03.2020 (Audited)	31.03.2019 (Audited)
Impairment charge/(reversal) relating to
Impairment (charge)/ reversal
- relating to property, plant and equipment and exploration assets -Oil & gas segment *	(15,907)	—	—	(15,907)	261
- relating to other property, plant and equipment and other assets- Copper segment (Refer note 9)	(669)	—	—	(669)	—
- relating to other property, plant and equipment and other assets- Other segment	—	—	—	(504)	—
Provision on receivables subject to litigation	(556)	—	—	(556)	—
Interest income on claims based on Supreme Court order	—	—	—	82	—
Reversal pursuant to Supreme Court order	—	—	—	—	59
Revision of Renewable Purchase Obligation (RPO) pursuant to the Odisha Electricity Regulatory Commission notification	—	168	—	168	—
Net exceptional (loss)/gain	(17,132)	168	—	(17,386)	320

Tax benefit / (expense) on above	6,524	(59)	—	6,521	(112)
Non-controlling interests on above	1	—	—	208	—

Net exceptional (loss)/ gain net of tax and non-controlling interests	(10,607)	109	—	(10,657)	208

* The impairment was triggered majorly due to the significant fall in crude oil prices primarily consequent to the outbreak of COVID-19 (refer note 7)

5

The management is of the opinion that the Company is eligible for automatic extension of Production Sharing Contract (PSC) for Rajasthan (RJ) block on same terms w.e.f 15 May 2020, a matter which is sub-judice. In parallel, Government of India (GoI), accorded its approval for extension of the PSC, under the Pre-NELP Extension policy as per notification dated 7 April 2017, for RJ block by a period of 10 years w.e.f. 15th May 2020 vide its letter dated 26th October 2018 subject to fulfillment of certain conditions.

One of the conditions for extension relates to notification of certain audit exceptions raised for FY16-17 as per PSC provisions and provides for payment of amounts, if such audit exceptions result into any creation of liability. In connection with the said audit exceptions, US$ 364 million (₹ 2,723 Crore), relating to the share of the Company and its subsidiary, has been raised by DGH on 12 May 2020. The Company has disputed the same together with all the other audit exceptions for the said year and for the subsequent year, notified till date, as in the Company’s view the audit notings are not in accordance with the PSC and are entirely unsustainable and as per PSC provisions, having been disputed, the notings do not prevail and accordingly do not result in creation of any liability. The Company has reasonable grounds to defend itself which are supported by independent legal opinions. The Company has also invoked the PSC process for resolution of disputed exceptions and has issued notice for arbitration.

Due to extenuating circumstances surrounding COVID-19 and pending signing of the PSC addendum for extension after complying with all stipulated conditions, GoI has permitted the Company to continue Petroleum operations in the RJ Block with effect from 15 May 2020 until extension is signed or for a period of three months therefrom, whichever is earlier.

For reasons aforesaid, the Company is not expecting any material liability to devolve on account of the same or any disruptions in its petroleum operations.

6

As at March 31, 2020, the Company and its subsidiaries have an outstanding receivable equivalent to Rs. 437 crore (net of provision of Rs. 209 crore) from Konkola Copper Mines Plc (KCM), predominantly regarding monies advanced against future purchase of copper cathode/anode.

A provisional liquidator was appointed to manage KCM’s affairs on 21 May 2019, after ZCCM Investments Holdings Plc (ZCCM-IH), an entity majorly owned by the Government of Zambia and a 20.6% shareholder in KCM, filed a winding up petition against KCM. KCM’s majority shareholder, Vedanta Resources Holdings Limited (VRHL), and its parent company, Vedanta Resources Limited (VRL), are contesting the winding up petition in the Zambian courts. The appeal was listed for hearing on 25 March 2020 but has been adjourned due to COVID-19 pandemic. In the meantime, the winding up petition continues to be stayed, pending the decision on VRHL’s application regarding arbitration.

VRHL and VRL had also commenced arbitration proceedings against ZCCM-IH with seat in Johannesburg consistent with their position that arbitration is the agreed dispute resolution process. Hearing is expected in January 2021. Meanwhile, KCM has not been supplying goods to the Company and/or its subsidiaries, which it was supposed to as per the terms of the advance.

The Group, based on its assessment considering the actions taken by VRL and VRHL, believes that there is a high probability of success and does not expect any material adjustment to the net carrying amount of the receivables.

7

The outbreak of novel Coronavirus (COVID-19) pandemic globally and in India and the consequent lockdown restrictions imposed by national governments is causing significant disturbance and slowdown of economic activity across the globe. The commodity prices including oil have seen significant volatility with downward price pressures due to major demand centers affected by lockdown.

The Group is in the business of metals and mining, Oil & gas and generation of electricity which are considered as either essential goods and services or were generally allowed to continue to carry out the operations with adequate safety measures. The Group has taken proactive measures to comply with various regulations/guidelines issued by the Government and local bodies to ensure safety of its workforce and the society in general.

The Group has considered possible effects of COVID-19 on the recoverability of property, plant and equipment (PPE), loans and receivables, etc in accordance with Ind AS. The Group has considered forecast consensus, industry reports, economic indicators and general business conditions to make an assessment of the implications of the Pandemic. The Group has also performed sensitivity analysis on the assumptions used basis the internal and external information/ indicators of future economic condition. Based on the assessment, the Group has recorded an impairment to the extent the carrying amount exceeds the recoverable amount and has disclosed the same as exceptional item in these financial results.The actual effects of COVID-19 could be different from what is presently assessed and would be known only in due course of time.

8

Government of India (GoI) vide Office Memorandum (“OM”) No. O-19025/10/2005-ONG-DV dated 1st February 2013 allowed for Exploration in the Mining Lease Area after expiry of Exploration period and prescribed the mechanism for recovery of such Exploration Cost incurred. Vide another Memorandum dated October 24, 2019, GoI clarified that all approved Exploration costs incurred on Exploration activities, both successful and unsuccessful, are recoverable in the manner as prescribed in the OM and as per the provisions of PSC. Accordingly, in the previous quarter, the Group had recognized revenue of Rs 1,276 Crore, for past exploration costs, through increased entitlement interest in the joint venture revenue as the Group believes that cost recovery mechanism prescribed under OM is not applicable to its Joint venture partner, view which is also supported by an independent legal opinion.

9

The Company’s application for renewal of Consent to Operate (CTO) for existing copper smelter was rejected by Tamil Nadu Pollution Control Board (TNPCB) in April 2018. Subsequently the Government of Tamil Nadu issued directions to close and seal the existing copper smelter plant permanently. Principal Bench of National Green Tribunal (NGT) ruled in favour of the Company but the same was set aside by the Supreme Court vide its judgment dated February 18, 2019 on the basis of maintainability alone. Vedanta Limited has filed a writ petition before Madras High Court challenging various orders passed against the Company. Continuous hearings were conducted from June 2019 to January 2020. Rejoinder and sur-rejoinder arguments on behalf of all the parties concluded on January 08, 2020. Writs reserved for judgement and Bench assured that it will endeavor to deliver judgement as early as possible.

Further, the High Court of Madras in a Public Interest Litigation held that the application for renewal of the Environmental Clearance (EC) for the Expansion Project shall be processed after a mandatory public hearing and in the interim ordered the Company to cease construction and all other activities on the site with immediate effect. However, in the meanwhile, SIPCOT cancelled the land allotted for the proposed Expansion Project, which was later stayed by the order of Madras High Court and TNPCB issued order directing the withdrawal of the Consent to Establish (CTE) which was valid till March 31, 2023. The Company has also filed Appeals before the TNPCB Appellate Authority challenging withdrawal of CTE by the TNPCB, the matter is pending for adjudication. During the quarter, the Group has assessed the recoverable value of its expansion project, including capital work in progress, and has recognised an impairment of Rs. 669 crore.

As per the Company’s assessment, it is in compliance with the applicable regulations and hence does not expect any additional material adjustments to these financial results as a consequence of the above actions.

10

Effective April 01, 2019, the Group has adopted Ind AS 116 Leases under the modified retrospective approach without adjustment of comparatives. The Standard is applied to contracts that remain in force as at April 01, 2019. The application of the Standard did not have any significant impact on the retained earnings as at April 01, 2019 and financial results for the quarter and year ended March 31, 2020.

11

Section 115BAA of the Income Tax Act, 1961 was introduced during the year. Based on the expected timing of exercising of the option under Section 115BAA, the Group had re-measured its deferred tax balances as at March 31, 2019 leading to a deferred tax credit of Rs 2,501 Crore being recognised in the quarter ended September 30, 2019. Due to the changes introduced by the Finance Act, 2020 and the effect of COVID-19, the Group has revised its business forecasts and consequently is expecting the timing of exercise of the aforesaid option to be deferred, leading to reversal of Rs. 727 Crore in the previously recorded credit getting recognized in the current quarter.

12

The Company vide letter dated May 12, 2020 has informed the stock exchanges that it has received a letter dated May 12, 2020 from its Holding Company, Vedanta Resources Ltd. (“VRL”), wherein VRL has expressed its intention to, either individually or along with one or more subsidiaries, acquire all fully paid-up equity shares of the Company (“Equity Shares”) that are held by the public shareholders of the Company (as defined under the Delisting Regulations, to be referred to as “Public Shareholders”) and consequently voluntarily delist the Equity Shares from BSE Limited and National Stock Exchange of India Limited, the recognized stock exchanges where the Equity Shares are presently listed (“Stock Exchanges”), in accordance with the Delisting Regulations (“Delisting Proposal”) and if such delisting is successful, then to also delist the Company’s American Depositary Shares from the New York Stock Exchange (“NYSE”) and deregister the Company from the Securities and Exchange Commission (“SEC”), subject to the requirements of the NYSE and the SEC. Further, the board of directors of the Company in their meeting held on May 18, 2020 have considered and granted their approval for the said Delisting Proposal and to seek shareholders’ approval for the said proposal.

13	Previous period/year figures have been re-grouped/ rearranged, wherever necessary.

By Order of the Board

Dated : June 06, 2020	Navin Agarwal	GR Arun Kumar
Place : Mumbai	Executive Vice-Chairman	Whole -Time Director and Chief Financial Officer

Vedanta Limited

CIN no. L13209MH1965PLC291394

Regd. Office: Vedanta Limited 1st Floor, ‘C’ wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East),

Mumbai–400093, Maharashtra

STATEMENT OF AUDITED STANDALONE RESULTS FOR THE QUARTER AND YEAR ENDED MARCH 31, 2020

		(₹ in Crore except as stated)

		Quarter ended			Year ended
S. No.	Particulars	31.03.2020 (Audited) (Refer Note 2)	31.12.2019 (Unaudited)	31.03.2019 (Audited) (Refer Note 2)	31.03.2020 (Audited)	31.03.2019 (Audited)
1	Revenue from operations (Refer note 9)	8,343	8,953	9,099	35,417	38,098
2	Other operating income	113	132	157	441	546
3	Other income	184	158	193	2,870	6,152

	Total Income	8,640	9,243	9,449	38,728	44,796

4	Expenses
a)	Cost of materials consumed	3,356	3,177	4,063	12,493	15,508
b)	Purchases of Stock-in-Trade	21	197	1	227	505
c)	Changes in inventories of finished goods, work-in-progress and stock-in-trade	(65)	(223)	(124)	1,430	307
d)	Power & fuel charges	1,564	1,630	2,223	7,728	9,179
e)	Employee benefits expense	121	207	227	765	862
f)	Finance costs	728	819	885	3,328	3,757
g)	Depreciation, depletion and amortization expense	820	802	766	3,264	3,243
h)	Other expenses	1,766	1,769	1,602	7,388	6,812

	Total expenses	8,311	8,378	9,643	36,623	40,173

5	Profit/(Loss) before exceptional items and tax	329	865	(194)	2,105	4,623

6	Net exceptional (loss)/gain (Refer note 4)	(12,697)	129	—	(12,568)	324

7	(Loss)/Profit before tax	(12,368)	994	(194)	(10,463)	4,947

8	Tax expense/(benefit) on other than exceptional items:
a)	Net Current tax expense	4	—	3	4	5
b)	Net Deferred tax expense/(benefit) (Refer note 8)	1,116	44	(236)	(592)	(245)
	Tax (benefit)/expense on exceptional items :
a)	Net Deferred tax (benefit)/expense (Refer note 4)	(3,202)	59	—	(3,143)	112

	Net tax (benefit)/expense	(2,082)	103	(233)	(3,731)	(128)

9	Net (Loss)/Profit after tax (a)	(10,286)	891	39	(6,732)	5,075

10	Net (Loss)/Profit after tax before exceptional items (net of tax)	(791)	821	39	2,693	4,863

11	Other Comprehensive Income
i.	(a) Items that will not be reclassified to profit or loss	(19)	(22)	(40)	(85)	(49)
	(b) Tax (expense)/benefit on items that will not be reclassified to profit or loss	(2)	1	2	4	1
ii.	(a) Items that will be reclassified to profit or loss	111	74	(131)	423	415
	(b) Tax benefit on items that will be reclassified to profit or loss	43	18	16	42	50

	Total Other Comprehensive Income/(Loss) (b)	133	71	(153)	384	417

12	Total Comprehensive (Loss)/Income (a+b)	(10,153)	962	(114)	(6,348)	5,492

13	Paid-up equity share capital (Face value of ₹1 each)	372	372	372	372	372
14	Reserves excluding Revaluation Reserves as per balance sheet				69,523	77,508
15	Earnings/(Loss) per share (₹) (*not annualised)
	- Basic & Diluted	(27.65)*	2.40 *	0.10 *	(18.10)	13.65

		(₹ in Crore)

		Quarter ended
S. No.	Segment Information	31.03.2020 (Audited) (Refer Note 2)	31.12.2019 (Unaudited)	31.03.2019 (Audited) (Refer Note 2)	31.03.2020 (Audited)	31.03.2019 (Audited)
1	Segment Revenue
a)	Oil & Gas (Refer note 9)	1,320	2,064	1,715	6,756	7,104
b)	Aluminium	4,417	4,863	4,302	19,022	21,000
c)	Copper	1,389	1,192	2,084	5,972	6,833
d)	Iron Ore	1,074	835	852	3,463	2,911
e)	Power	143	0	146	206	252

	Total	8,343	8,954	9,099	35,419	38,100

Less:	Inter Segment Revenue	—	1	—	2	2

	Revenue from operations	8,343	8,953	9,099	35,417	38,098

2	Segment Results
	[(Loss) / Profit before tax and interest]
a)	Oil & Gas	146	1,073	626	2,406	2,588
b)	Aluminium	532	430	(66)	237	14
c)	Copper	(102)	(96)	(104)	(432)	(409)
d)	Iron Ore	327	234	214	830	523
e)	Power	(20)	(69)	(106)	(235)	(309)

	Total	883	1,572	564	2,806	2,407

Less:	Finance costs	728	819	885	3,328	3,757
Add:	Other unallocable income net off expenses	174	112	127	2,627	5,973

	Profit/(Loss) before exceptional items and tax	329	865	(194)	2,105	4,623

Add:	Net exceptional (loss)/gain (Refer note 4)	(12,697)	129	—	(12,568)	324

	(Loss)/Profit before tax	(12,368)	994	(194)	(10,463)	4,947

3	Segment assets
a)	Oil & Gas (Refer note 4)	10,900	16,839	16,299	10,900	16,299
b)	Aluminium	42,792	42,710	45,101	42,792	45,101
c)	Copper	5,865	6,169	7,141	5,865	7,141
d)	Iron Ore	2,549	2,930	2,927	2,549	2,927
e)	Power	3,342	3,308	3,321	3,342	3,321
f)	Unallocated	74,002	74,230	76,078	74,002	76,078

	Total	139,450	146,186	150,867	139,450	150,867

4	Segment liabilities
a)	Oil & Gas	8,501	6,383	6,961	8,501	6,961
b)	Aluminium	15,369	16,491	17,499	15,369	17,499
c)	Copper	4,155	2,745	3,743	4,155	3,743
d)	Iron Ore	1,098	1,052	1,235	1,098	1,235
e)	Power	156	136	162	156	162
f)	Unallocated	40,276	37,624	43,387	40,276	43,387

	Total	69,555	64,431	72,987	69,555	72,987

The main business segments are :

(a) Oil & Gas which consists of exploration, development and production of oil and gas

(b) Aluminium which consist of manufacturing of alumina and various aluminium products

(c) Copper which consists of manufacturing of copper cathode, continuous cast copper rod, anode slime from purchased concentrate and manufacturing of sulphuric acid, phosphoric acid (Refer note 5)

(d) Iron ore which consists of mining of ore and manufacturing of pig iron and metallurgical coke

(e) Power excluding captive power but including power facilities predominantly engaged in generation and sale of commercial power

The assets and liabilities that cannot be allocated between the segments are shown as unallocated assets and liabilities, respectively

Balance Sheet			(₹ in Crore)
Particulars		As at 31.03.2020 (Audited)	As at 31.03.2019 (Audited)
A	ASSETS
1	Non-current assets
	(a) Property, Plant and Equipment	37,087	40,972
	(b) Capital work-in-progress	11,027	14,148
	(c) Intangible assets	31	34
	(d) Exploration intangible assets under development	1,059	1,583
	(e) Financial assets
	(i) Investments	60,787	64,204
	(ii) Trade receivables	1,346	1,248
	(iii) Loans	183	197
	(iv) Derivatives	3	—
	(v) Others	1,673	619
	(f) Deferred tax assets (net)	3,464	3
	(g) Income tax assets (net)	1,682	2,175
	(h) Other non-current assets	2,272	3,027

	Total non-current assets	120,614	128,210

2	Current assets
	(a) Inventories	5,689	7,657
	(b) Financial assets
	(i) Investments	2,118	4,378
	(ii) Trade receivables	832	1,966
	(iii) Cash and cash equivalents	1,846	3,209
	(iv) Other bank balances	347	682
	(v) Loans	1,596	118
	(vi) Derivatives	548	46
	(vii) Others	3,826	2,630
	(c) Other current assets	2,034	1,971

	Total current assets	18,836	22,657

	Total assets	139,450	150,867

B	EQUITY AND LIABILITIES
1	Equity
	Equity Share Capital	372	372
	Other Equity	69,523	77,508

	Total Equity	69,895	77,880

	Liabilities
2	Non-current liabilities
	(a) Financial liabilities
	(i) Borrowings	21,629	20,521
	(ii) Derivatives	9	—
	(iii) Other financial liabilities	288	281
	(b) Provisions	1,185	988
	(c) Other non-current liabilities	2,539	2,468

	Total Non-current liabilities	25,650	24,258

3	Current liabilities
	(a) Financial liabilities
	(i) Borrowings	10,819	17,180
	(ii) Trade payables
	(1) Total outstanding dues of micro, small and medium enterprises	182	59
	(2) Total outstanding dues of creditors other than micro, small and medium enterprises	10,457	11,203
	(iii) Derivatives	38	343
	(iv) Other financial liabilities	14,861	11,483
	(b) Provisions	95	140
	(c) Income tax liabilities (net)	46	46
	(d) Other current liabilities	7,407	8,275

	Total current liabilities	43,905	48,729

	Total Equity and Liabilities	139,450	150,867

Statement of Cash Flows		(₹ in Crore)
	Year ended
Particulars	31.03.2020 (Audited)	31.03.2019 (Audited)
CASH FLOWS FROM OPERATING ACTIVITIES
(Loss)/ Profit before tax	(10,463)	4,947
Adjustments for:
Depreciation, depletion and amortisation	3,321	3,271
Impairment charge/(reversal)	12,335	(265)
Other exceptional items	233	(59)
Provision for doubtful debts/ advance/ bad debts written off	68	—
Exploration costs written off	1	48
Fair Value gain on financial assets held at fair value through profit or loss	(152)	(96)
Loss on sale of property, plant and equipment (net)	77	76
Foreign exchange loss (net)	123	71
Unwinding of discount on decommissioning liability	31	30
Share based payment expense	40	51
Interest and dividend income	(2,597)	(5,947)
Interest expense	3,297	3,727
Deferred government grant	(74)	(72)
Changes in assets and liabilities
Increase in trade and other receivables	(857)	(1,697)
Decrease in inventories	2,088	490
(Decrease)/ increase in trade and other payable	(791)	2,819
Cash generated from operations	6,680	7,394
Income taxes refund (net)	518	305

Net cash generated from operating activities	7,198	7,699

CASH FLOWS FROM INVESTING ACTIVITIES
Consideration paid for business acquisition (net of cash and cash equivalents acquired)	(33)	(1,770)
Purchases of property, plant and equipment (including intangibles)	(2,161)	(2,498)
Proceeds from sale of property, plant and equipment	35	60
Loans given to related parties	(2,870)	(380)
Loans repaid by related parties	1,403	30
Short-term deposits made	(913)	(1,068)
Proceeds from redemption of short-term deposits	547	840
Short term investments made	(34,231)	(25,321)
Proceeds from sale of short term investments	36,580	26,571
Interest received	404	370
Dividends received	2,142	7,147
Payments made to site restoration fund	(16)	(27)

Net cash from investing activities	887	3,954

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of short term borrowings (net)	(7,663)	(1,833)
Proceeds from current borrowings	4,457	3,407
Repayment of current borrowings	(3,805)	(2,739)
Proceeds from long-term borrowings	7,636	10,270
Repayment of long-term borrowings	(4,681)	(7,658)
Interest paid	(3,790)	(4,042)
Payment of dividends to equity holders of the parent, including dividend distribution tax	(1,444)	(7,005)
Payment of lease liabilities	(159)	—

Net cash (used in) financing activities	(9,449)	(9,600)

Net (decrease)/ increase in cash and cash equivalents	(1,364)	2,053

Cash and cash equivalents at the beginning of the year	3,284	1,231
Cash and cash equivalents at the end of the year	1,920	3,284

Notes:

1. The figures in bracket indicates outflow.

2. The above cash flow has been prepared under the “Indirect Method” as set out in Indian Accounting Standard (Ind AS) 7 - statement of cash flows

Notes:-

1	The above results of Vedanta Limited (“the Company”), for the quarter and year ended March 31, 2020 have been reviewed by the Audit Committee and approved by the Board of Directors in their respective meeting held on June 06, 2020.

2	These results have been prepared on the basis of the audited financial statements for the year ended March 31, 2020 and the interim financial results for the quarter and nine months ended December 31, 2019, which are prepared in accordance with the Ind AS notified under the Companies (Indian Accounting Standards) Rules 2015. The figures of the last quarter are the balancing figures between audited figures for the full financial year and unaudited year to date figures up to the third quarter of the respective financial year.

3	The Board of Directors of the Company through resolution passed by circulation on February 27, 2020 have approved first interim dividend of ₹ 3.9 per equity share i.e. 390% on face value of Re. 1/- per share for the year ended March 31, 2020.

4	Exceptional items comprises of the following:

				(₹ in Crore)
	Quarter ended			Year ended
Particulars	31.03.2020 (Audited) (Refer Note 2)	31.12.2019 (Unaudited)	31.03.2019 (Audited) (Refer Note 2)	31.03.2020 (Audited)	31.03.2019 (Audited)
Impairment (charge)/reversal
- relating to property, plant & equipment and exploration assets - Oil and gas segment *	(8,273)	—	—	(8,273)	261
- relating to property, plant & equipment and other assets - Copper segment (Refer note 5)	(669)	—	—	(669)	—
- relating to investment in subsidiary - Cairn India Holdings Limited *	(3,339)	—	—	(3,339)	52
- relating to investment in subsidiary - Sesa Resources Limited	(15)	(39)	—	(54)	(48)
Provision on receivables subject to litigation	(401)	—	—	(401)	—
Revision of Renewable Purchase Obligation (RPO) pursuant to the Odisha Electricity Regulatory Commission notification	—	168	—	168	—
Reversal pursuant to Supreme Court order	—	—	—	—	59

Net exceptional (loss)/gain	(12,697)	129	—	(12,568)	324

Tax benefit/(expense) on exceptional items	3,202	(59)	—	3,143	(112)

Net exceptional (loss)/gain (net of tax)	(9,495)	70	—	(9,425)	212

* The impairment was triggered majorly due to the significant fall in crude oil prices primarily consequent to the outbreak of COVID-19 (Refer Note 11).

5	The Company’s application for renewal of Consent to Operate (CTO) for existing copper smelter was rejected by Tamil Nadu Pollution Control Board (TNPCB) in April 2018. Subsequently the Government of Tamil Nadu issued directions to close and seal the existing copper smelter plant permanently. Principal Bench of National Green Tribunal (NGT) ruled in favour of the Company but the same was set aside by the Supreme Court vide its judgment dated February 18, 2019 on the basis of maintainability alone. Vedanta Limited has filed a writ petition before Madras High Court challenging various orders passed against the Company. Continuous hearings were conducted from June 2019 to January 2020. Rejoinder and sur-rejoinder arguments on behalf of all the parties concluded on January 08, 2020. Writs reserved for judgement and Bench assured that it will endeavor to deliver judgement as early as possible.

Further, the High Court of Madras in a Public Interest Litigation held that the application for renewal of the Environmental Clearance (EC) for the Expansion Project shall be processed after a mandatory public hearing and in the interim ordered the Company to cease construction and all other activities on the site with immediate effect. However, in the meanwhile, SIPCOT cancelled the land allotted for the proposed Expansion Project, which was later stayed by the order of Madras High Court and TNPCB issued order directing the withdrawal of the Consent to Establish (CTE) which was valid till March 31, 2023. The Company has also filed Appeals before the TNPCB Appellate Authority challenging withdrawal of CTE by the TNPCB, the matter is pending for adjudication. During the quarter, the Company has assessed the recoverable value of its expansion project, including capital work in progress, and has recognised an impairment of ₹ 669 Crore.

As per the Company’s assessment, it is in compliance with the applicable regulations and hence does not expect any additional material adjustments to these financial results as a consequence of the above actions.

6	Effective April 01, 2019, the Company has adopted Ind AS 116 Leases under the modified retrospective approach without adjustment of comparatives. The Standard is applied to contracts that remain in force as at April 01, 2019. The application of the Standard did not have any significant impact on the retained earnings as at April 01, 2019 and financial results for the quarter and year ended March 31, 2020.

7

As at March 31, 2020, the Company has an outstanding receivable equivalent to ₹ 106 Crore (net of provision of ₹ 52 Crore) from Konkola Copper Mines Plc (KCM), predominantly regarding monies advanced against future purchase of copper cathode/anode.

A provisional liquidator was appointed to manage KCM’s affairs on 21 May 2019, after ZCCM Investments Holdings Plc (ZCCM-IH), an entity majorly owned by the Government of Zambia and a 20.6% shareholder in KCM, filed a winding up petition against KCM. KCM’s majority shareholder, Vedanta Resources Holdings Limited (VRHL), and its parent company, Vedanta Resources Limited (VRL), are contesting the winding up petition in the Zambian courts. The appeal was listed for hearing on 25 March 2020 but has been adjourned due to COVID-19 pandemic. In the meantime, the winding up petition continues to be stayed, pending the decision on VRHL’s application regarding arbitration.

VRHL and VRL had also commenced arbitration proceedings against ZCCM-IH with seat in Johannesburg consistent with their position that arbitration is the agreed dispute resolution process. Hearing is expected in January 2021. Meanwhile, KCM has not been supplying goods to the Company and/or its subsidiaries, which it was supposed to as per the terms of the advance.

The Company, based on its assessment considering the actions taken by VRL and VRHL, believes that there is a high probability of success and does not expect any material adjustment to the net carrying amount of the receivables.

8	Section 115BAA of the Income Tax Act, 1961 was introduced during the year. Based on the expected timing of exercising of the option under Section 115BAA, the Company had re-measured its deferred tax balances as at March 31, 2019 leading to a deferred tax credit of ₹ 1,561 Crore being recognised in the quarter ended September 30, 2019. Due to the changes introduced by the Finance Act, 2020 and the effect of COVID-19, the Company has revised its business forecasts and consequently is expecting the timing of exercise of the aforesaid option to be deferred, leading to a reversal of ₹ 727 Crore in the previously recorded credit getting recognised in the current quarter.

9	Government of India (GoI) vide Office Memorandum (“OM”) No. O-19025/10/2005-ONG-DV dated 1st February 2013 allowed for Exploration in the Mining Lease Area after expiry of Exploration period and prescribed the mechanism for recovery of such Exploration Cost incurred. Vide another Memorandum dated October 24, 2019, GoI clarified that all approved Exploration costs incurred on Exploration activities, both successful and unsuccessful, are recoverable in the manner as prescribed in the OM and as per the provisions of PSC. Accordingly, in the previous quarter, the Company had recognized revenue of ₹ 638 Crore, for past exploration costs, through increased entitlement interest in the joint venture revenue as the Company believes that cost recovery mechanism prescribed under OM is not applicable to its Joint venture partner, view which is also supported by an independent legal opinion.

10

The management is of the opinion that the Company is eligible for automatic extension of Production Sharing Contract (PSC) for Rajasthan (RJ) block on same terms w.e.f 15 May 2020, a matter which is sub-judice. In parallel, Government of India (GoI), accorded its approval for extension of the PSC, under the Pre-NELP Extension policy as per notification dated 7 April 2017, for RJ block by a period of 10 years w.e.f. 15th May 2020 vide its letter dated 26th October 2018 subject to fulfillment of certain conditions.

One of the conditions for extension relates to notification of certain audit exceptions raised for FY16-17 as per PSC provisions and provides for payment of amounts, if such audit exceptions result into any creation of liability. In connection with the said audit exceptions, US$ 364 million (₹ 2,723 Crore), relating to the share of the Company and its subsidiary, has been raised by DGH on 12 May 2020. The Company has disputed the same together with all the other audit exceptions for the said year and for the subsequent year, notified till date, as in the Company’s view the audit notings are not in accordance with the PSC and are entirely unsustainable and as per PSC provisions, having been disputed, the notings do not prevail and accordingly do not result in creation of any liability. The Company has reasonable grounds to defend itself which are supported by independent legal opinions. The Company has also invoked the PSC process for resolution of disputed exceptions and has issued notice for arbitration.

Due to extenuating circumstances surrounding COVID-19 and pending signing of the PSC addendum for extension after complying with all stipulated conditions, GoI has permitted the Company to continue Petroleum operations in the RJ Block with effect from 15 May 2020 until extension is signed or for a period of three months therefrom, whichever is earlier.

For reasons aforesaid, the Company is not expecting any material liability to devolve on account of the same or any disruptions in its petroleum operations.

11

The outbreak of novel Coronavirus (COVID-19) pandemic globally and in India and the consequent lockdown restrictions imposed by national governments is causing significant disturbance and slowdown of economic activity across the globe. The commodity prices including oil have seen significant volatility with downward price pressures due to major demand centers affected by lockdown.

The Company is in the business of metals and mining, Oil & gas and generation of power which are considered as either essential goods and services or were generally allowed to continue to carry out the operations with adequate safety measures. The Company has taken proactive measures to comply with various regulations/guidelines issued by the Government and local bodies to ensure safety of its workforce and the society in general. The Company has considered possible effects of COVID-19 on the recoverability of its investments, property, plant and equipment (PPE), loans and receivables, etc in accordance with Ind AS.

The Company has considered forecast consensus, industry reports, economic indicators and general business conditions to make an assessment of the implications of the Pandemic. The Company has also performed sensitivity analysis on the assumptions used basis the internal and external information/ indicators of future economic condition. Based on the assessment, the Company has recorded an impairment to the extent the carrying amount exceeds the recoverable amount and has disclosed the same as exceptional item in these financial results. The actual effects of COVID-19 could be different from what is presently assessed and would be known only in due course of time.

12	Additional disclosures as per Regulation 52(4) of Securities and Exchange Board of India (Listing Obligations and Disclosures Requirement) Regulations, 2015 :

a)	Previous due date of Interest/Principal repayment, payment made on respective due date:

Previous Due Date (October 1, 2019 to March 31, 2020)
S. No.	Particulars	Principal Due Date	Interest Due Date
1	INE205A07089 bearing int @ 8.25%	October 28, 2019	October 28, 2019
2	INE205A07097 bearing int @ 7.95%#	November 22, 2019	November 22, 2019
3	INE205A07105 bearing int @ 7.50%	November 29, 2019	November 29, 2019

#	Put option was excercised by the NCD holders, basis which NCDs became due for repayment.

b)	Next due date of Interest/Principal repayment along with amount due is as follows:

		Next Due Date and Amount due (April 1, 2020 to September 30, 2020)
S. No.	Particulars	Principal Due Date	Amount Due (₹ Crore)	Interest Due Date	Amount Due (₹ Crore)
1	INE205A07139 bearing int @ 8.5%			April 5, 2020	200
2	INE205A07030 bearing int @ 9.45%	August 17, 2020	2,000	August 17, 2020	189
3	INE205A07048 bearing int @ 8.7%	April 20, 2020	600	April 20, 2020	207
4	INE205A07147 bearing int @ 8.5%			June 15, 2020	140
5	INE205A07188 bearing int @ 8.75%			June 30, 2020	46
6	INE205A07154 bearing int @ 9.18%			July 4, 2020	92

c)

During the six months ended March 31, 2020, CRISIL Limited (Crisil) has reaffirmed its ratings on the debt instruments of the company at ‘CRISIL AA/Stable/CRISIL A1+’ and India Ratings and Research Private Limited (Ind-Ra) has revised Outlook to ‘Negative’ from ‘Stable’ while affirming its Long-Term Rating at ‘IND AA’ and Short-Term Rating at ‘IND A1+’.

On April 3, 2020, Crisil has revised its rating outlook on the non-convertible debentures and long-term bank facilities to ‘Negative’ from ‘Stable’, while reaffirming the rating at ‘CRISIL AA’. On May 22, 2020, Ind-Ra downgraded Long-Term Issuer Rating to ‘IND AA-’ from ‘IND AA’ and maintaining ‘Negative’ Outlook.

d)

The Listed Non-Convertible debentures of the company aggregating ₹ 13,020 Crore as on March 31, 2020 are secured by way of first mortgage/charge on certain assets of the company, and the asset cover thereof exceeds 125% and 100% of the principal amount of ₹ 4,000 Crore and ₹ 9,020 Crore respectively, as required as per the terms of the Issue.

		(₹ in Crore except otherwise stated)

	Particulars	March 31, 2020	March 31, 2019
e)	Net Worth (Equity + Reserves and surplus)	69,895	77,880
f)	Debenture Redemption Reserve	1,060	1,240
g)	Interest Service Coverage Ratio (No. of times)	2.68	3.24
h)	Debt Service Coverage Ratio (No. of times)	1.11	1.03
i)	Debt- Equity Ratio (No. of times)	0.56	0.54

Formulae for computation of ratios are as follows:
a)	Debt equity ratio	Debt / (paid up equity capital + reserves and surplus)
b)	Debt service coverage ratio	Earnings before interest, depreciation, tax and exceptional items/ (interest expense + principal payments of long term loans)
c)	Interest service coverage ratio	Earnings before interest, depreciation, tax and exceptional items / interest expense

13	During the year ended March 31, 2019, the Company redeemed 301 Crores, 7.5% redeemable non-cummulative preference shares having face value of ₹ 10 per share along with dividend at the rate of 7.5% p.a. from April 1, 2018 till October 27, 2018, as per their terms of issuance.

14

The Company vide letter dated May 12, 2020 has informed the stock exchanges that it has received a letter dated May 12, 2020 from its Holding Company, Vedanta Resources Ltd. (“VRL”), wherein VRL has expressed its intention to, either individually or along with one or more subsidiaries, acquire all fully paid-up equity shares of the Company (“Equity Shares”) that are held by the public shareholders of the Company (as defined under the Delisting Regulations, to be referred to as “Public Shareholders”) and consequently voluntarily delist the Equity Shares from BSE Limited and National Stock Exchange of India Limited, the recognized stock exchanges where the Equity Shares are presently listed (“Stock Exchanges”), in accordance with the Delisting Regulations (“Delisting Proposal”) and if such delisting is successful, then to also delist the Company’s American Depositary Shares from the New York Stock Exchange (“NYSE”) and deregister the Company from the Securities and Exchange Commission (“SEC”), subject to the requirements of the NYSE and the SEC.

Further, the board of directors of the Company in their meeting held on May 18, 2020 have considered and granted their approval for the said Delisting Proposal and to seek shareholders’ approval for the said proposal.

15	Previous period/year figures have been re-grouped/rearranged, wherever necessary.

By Order of the Board

Place : Mumbai	Navin Agarwal	GR Arun Kumar
Dated : June 06, 2020	Executive Vice-Chairman	Whole -Time Director and Chief Financial Officer